Exhibit 99.4

FIRST QUARTER

FINANCIAL REPORT

2024-25 First Quarter Financial Report Government of Saskatchewan August 29, 2024

2024-25 FIRST QUARTER HIGHLIGHTS

Overview

At the end of the first quarter (Q1), total revenue for 2024-25 is forecast to be $20.0 billion and total expense is forecast to be $20.3 billion, resulting in a forecast deficit of $354 million, up $80.6 million compared to the 2024-25 Budget.

For a more detailed overview, see table 1.

Revenue

Total revenue at Q1 is forecast to increase $91.9 million, or 0.5 per cent, higher than budgeted. Other own-source revenue is forecast to to increase by $124.7 million due to improvements in fees, investment income and miscellaneous income. Non-renewable resource revenue is forecast to decrease by $14 million due to changing commodity pricing. Federal transfers are forecast to decrease $13.9 million, mainly due to the federal government’s decision to reduce labour training funding to Saskatchewan by $17.1 million compared to budget.

For a more detailed review of revenue, see tables 2 and

3.

Expense

Total expense at Q1 is forecast to increase $172.5 million, or 0.9 per cent, higher than budget. There is an estimated $133.8 million increase in general government expense for compensation costs related to the memorandum of agreement that was ratified in July 2024 with the Saskatchewan Government and General Employees’ Union.

In addition, financing charges are forecast to increase $38.7 million due to an earlier issuance timeline for 2024-25 debt to take advantage of favourable market conditions. However, this is offset by a related increase in investment income revenue.

Debt

Total gross debt at Q1 is forecast to be $35.2 billion, an increase of $401 million from budget. Taxpayer-supported debt is virtually unchanged from budget, as government has sufficient cash levels to accommodate the change in projected deficit without additional operating or capital plan borrowing.

Self-supported debt (i.e. GBE debt) increased $404.3 million, or 2.9 per cent, from budget primarily due to SaskPower’s need for additional borrowing as a result of lower forecasted net income and accelerated clean electricity capital funding requirements.

For a more detailed review of gross debt, see table 4.

Saskatchewan’s net-debt-to-GDP ratio is projected to be 13.4 per cent at March 31, 2025, an improvement over the budget projection of 14.0 per cent. This improvement is driven by the decrease (improvement) in the value of opening net debt resulting from the 2023-24 operating surplus. Saskatchewan’s net-debt-to-GDP ratio remains second-best among all provinces.

For a detailed review of net debt as a per cent of GDP, see graph 1.

Economy

Saskatchewan had the second fastest growing economy among provinces in 2023 as measured by growth in real GDP at 1.6 per cent. According to the most recent average of private-sector forecasts, real GDP is expected to grow by 1.3 per cent in 2024 – the third-highest among provinces – and up from the 1.0 per cent projected at budget.

In 2025, private-sector forecasters anticipate Saskatchewan’s real GDP growth will be 1.8 per cent, unchanged from the budget. The upward revision in the average private-sector forecast reflects strength in many aspects of the economy during the first half of 2024, including several all-time record highs in the labour market.

For a more detailed review of the economy, see table 5.

2024-25 First Quarter Financial Report	1

TABLE 1: 2024-25 FORECAST UPDATE - FIRST QUARTER

(Millions of Dollars)

	Budget	First Quarter	Change
Revenue
Taxation	9,723.3	9,723.3	—
Non-renewable resources	2,686.3	2,672.3	(14.0)
GBE net income	657.0	652.1	(4.9)
Other own-source revenue	3,015.6	3,140.3	124.7
Federal transfers	3,779.7	3,765.8	(13.9)

Total Revenue	19,861.9	19,953.8	91.9

Expense
Agriculture	1,531.5	1,531.5	—
Community development	904.8	904.8	—
Economic development	329.7	329.7	—
Education	4,414.5	4,414.5	—
Environment and natural resources	373.6	373.6	—
Financing charges	911.5	950.2	38.7
General government	581.4	715.3	133.8
Health	7,639.8	7,639.8	—
Protection of persons and property	1,004.9	1,004.9	—
Social services and assistance	1,764.9	1,764.9	—
Transportation	678.3	678.3	—

Total Expense	20,135.1	20,307.6	172.5

Surplus (Deficit)	(273.2)	(353.8)	(80.6)

TABLE 2: 2024-25 NON-RENEWABLE RESOURCE FORECAST ASSUMPTIONS

	2023-24	2024-25		Change from
	Actual	Budget	First Quarter	Budget
WTI Oil Price (US$/barrel)	77.79	77.00	81.00	4.00
Light-Heavy Differential (% of WTI)	16.9	14.5	12.4	(2.10)
Well-head Oil Price (C$/barrel)[1]	80.16	81.64	87.36	5.72
Oil Production (million barrels)	166.0	166.7	169.1	2.40

Potash Price (netback, US$/KCl tonne)	289	268	241	(27)
Potash Price (netback, C$/K2O tonne) [2]	639	590	531	(60)
Potash Sales (million KCl tonnes)	23.6	24.9	24.7	(0.2)

Canadian Dollar (US cents)	74.15	74.36	74.49	0.13

[1]	The average price per barrel of Saskatchewan light, medium and heavy oil.

2024-25 First Quarter Financial Report	2

TABLE 3: 2024-25 SCHEDULE OF REVENUE

(Millions of Dollars)

	Budget	First Quarter	Change
Taxation
Corporation income	1,209.0	1,209.0	—
Fuel	521.3	521.3	—
Individual income	3,295.3	3,295.3	—
Property	805.0	805.0	—
Provincial sales	3,196.4	3,196.4	—
Tobacco	150.0	150.0	—
Other	546.3	546.3	—

Total Taxation	9,723.3	9,723.3	—

Non-Renewable Resources
Mineral disposition public offerings	69.9	63.2	(6.7)
Oil and natural gas	1,061.9	1,162.1	100.2
Potash	796.4	665.0	(131.4)
Resource surcharge	551.1	551.1	—
Other	207.0	230.9	23.9

Total Non-Renewable Resources	2,686.3	2,672.3	(14.0)

Net Income from Government Business Enterprises
Municipal Financing Corporation	0.6	0.6	—
Saskatchewan Auto Fund	(207.3)	(207.3)	(0.0)
Lotteries and Gaming Saskatchewan	177.0	177.4	0.4
Saskatchewan Government Insurance	127.4	127.4	(0.0)
Saskatchewan Liquor and Gaming Authority	259.6	257.1	(2.5)
Saskatchewan Power Corporation	191.5	149.2	(42.3)
Saskatchewan Telecommunications Holding Corporation	96.0	96.0	(0.0)
Saskatchewan Water Corporation	7.3	6.9	(0.4)
SaskEnergy Incorporated	48.4	61.3	12.9
Saskatchewan Workers’ Compensation Board	(16.0)	4.9	20.9
Consolidation Adjustments	(27.7)	(21.4)	6.3

Total Net Income from Government Business Enterprises	657.0	652.1	(4.9)

Other Own-Source Revenue
Fees	1,270.3	1,300.7	30.4
Insurance	487.2	487.1	(0.1)
Investment income	307.4	352.9	45.5
Output-based performance standards	351.3	351.3	—
Transfers from other governments	70.6	71.9	1.3
Miscellaneous	528.8	576.4	47.6

Total Other Own-Source Revenue	3,015.6	3,140.3	124.7

Transfers from the Federal Government
Canada Health Transfer	1,564.7	1,564.7	—
Canada Social Transfer	508.0	508.0	—
Other	1,707.0	1,693.1	(13.9)

Total Transfers from the Federal Government	3,779.7	3,765.8	(13.9)

Total Revenue	19,861.9	19,953.8	91.9

2024-25 First Quarter Financial Report	3

TABLE 4: 2024-25 SCHEDULE OF GROSS DEBT - FIRST QUARTER

As at March 31

(Millions of Dollars)

	Budget	First Quarter	Change
Government Service Organization (GSO) Debt
General Revenue Fund - operating	7,463.9	7,463.9	—
- Saskatchewan Capital Plan [1]	13,371.1	13,371.1	—
Boards of Education	106.1	106.1	—
Global Transportation Hub Authority	17.0	17.0	—
Health Sector Affiliates	5.7	4.4	(1.3)
Innovation Saskatchewan	51.3	51.3	—
Saskatchewan Health Authority	41.1	41.1	—
Water Security Agency	1.5	1.5	—
Other	5.4	3.2	(2.2)

Taxpayer-Supported Debt	21,063.1	21,059.6	(3.5)

Government Business Enterprise (GBE) Debt
Lotteries and Gaming Saskatchewan Corporation	49.0	49.0	—
Municipal Financing Corporation of Saskatchewan	343.2	359.2	16.0
Saskatchewan Power Corporation	9,047.5	9,505.1	457.6
Saskatchewan Telecommunications Holding Corporation	1,923.2	1,924.9	1.7
Saskatchewan Water Corporation	143.2	130.3	(12.9)
SaskEnergy Incorporated	2,243.3	2,185.2	(58.1)

Self-Supporting Debt [2]	13,749.4	14,153.7	404.3

Total	34,812.5	35,213.3	400.8

Guaranteed Debt	75.2	75.2	—

[1]	General Revenue Fund - Saskatchewan Capital Plan consists of amounts borrowed by the General Revenue Fund to finance investment in infrastructure assets.
[2]

GBE debt includes both general debt and GBE-specific debt. General debt of GBEs is the amount transferred from the General Revenue Fund to a GBE and recorded as a loan receivable in the Summary Financial Statements. GBE-specific debt is debt issued by, or specifically on behalf of, GBEs. GBE-specific debt is included in “Investment in government business enterprises” in the Summary Financial Statements.

2024-25 First Quarter Financial Report	4

GRAPH 1: NET DEBT AS A PER CENT OF GDP

Source: Net Debt-Jurisdictions most recent data (as of July 29, 2024).

GDP: SK-Average Private Sector Forecast; All others-Conference Board of Canada (Data released in May 2024) .

TABLE 5: PRIVATE SECTOR FORECAST AT A GLANCE

(Per cent Change Unless Otherwise Noted)

	2023 Actual	2024 Forecast	2025 Forecast
Real GDP	1.6	1.3	1.8
Nominal GDP*	(0.4)	4.0	3.6
Consumer Price Index (CPI)	3.9	1.9	2.1
Employment growth (000s)	10.7	9.5	8.4
Unemployment rate (% level)	4.8	5.4	5.5

* Estimate for 2023

Sources: Statistics Canada (2023); Average private sector forecast as of July 29, 2024 (2024-2025).

2024-25 First Quarter Financial Report	5